Meridian Corporation

9 Old Lincoln Highway

Malvern, Pennsylvania 19355

VIA EDGAR

June 20, 2024

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Madeleine Joy Mateo

Re:	Meridian Corporation

Acceleration Request

Registration Statement on Form S-3

File No. 333-279631

Dear Ms. Mateo:

Reference is made to the Registration Statement on Form S-3 (File No. 333-279631), initially filed by Meridian Corporation (the “Company”) with the United States Securities and Exchange Commission on May 22, 2024 (the “Registration Statement”).

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the Company, respectfully requests that requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on Friday, June 21, 2024, or as soon as practicable thereafter.

Please contact Christopher S. Connell of Stradley Ronon Stevens & Young, LLP at 215-564-8138 or cconnell@stradley.com with any questions concerning this request or if you require any additional information. Please notify Mr. Connell when the Registration Statement has become effective.

Sincerely,

MERIDIAN CORPORATION

/s/ Denise Lindsay

Denise Lindsay

Executive Vice President and Chief Financial Officer

cc: Christopher S. Connell, Stradley Ronon Stevens & Young, LLP